SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03025668

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002.

or

[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to _____.

Commission file number: 333-39239

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rayovac 401(k) Retirement Savings Plan.

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Rayovac Corporation
601 Rayovac Drive
Madison, Wisconsin 53711

The following financial statements are furnished herewith:

Independent Auditors' Report.
Statements of Assets Available for Plan Benefits.
Statements of Changes in Assets Available for Plan Benefits.
Notes to Financial Statements.

The following exhibits are furnished herewith:

Exhibit 23.1. Consent of KPMG LLP.

Exhibit 99. Certification of Member of Plan Administrative Committee Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


KPMG

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Table of Contents

Schedules required by the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because they are not applicable.



777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

Plan Administrator
Rayovac 401(k) Retirement Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the Rayovac 401(k) Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Rayovac 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

April 21, 2003

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Statements of Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Plan interest in Master Trust for Rayovac Corporation (note 6)	$ 47,979,635	57,934,086
Assets available for plan benefits	$ 47,979,635	57,934,086

See accompanying notes to financial statements.

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

		2002	2001
Increase in assets:			
Contributions:			
Participants	$	3,007,481	3,056,955
Employer		1,637,697	1,661,935
Rollovers		96,662	166,455
Total contributions		4,741,840	4,885,345
Deductions from assets:			
Investment loss from Master Trust for Rayovac Corporation (note 6)		(7,370,050)	(5,987,912)
Distributions and benefits paid		(7,309,785)	(6,365,732)
Administrative expenses		(16,846)	(27,417)
Total deductions		(14,696,681)	(12,381,061)
Net decrease in assets prior to transfer from (to) affiliated plan		(9,954,841)	(7,495,716)
Net transfers of Master Trust assets from (to) affiliated plan (note 1 (h))		390	(46,300)
Net decrease in assets		(9,954,451)	(7,542,016)
Assets available for plan benefits:			
Beginning of year		57,934,086	65,476,102
End of year	$	47,979,635	57,934,086

See accompanying notes to financial statements.

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

The following description of the Rayovac 401(k) Retirement Savings Plan (the Plan) provides general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all domestic salaried and nonunion hourly employees of Rayovac Corporation ("the Company" or "the Plan Administrator"). The purpose of the Plan is to provide supplemental support for participants upon their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's assets are included in the Master Trust Agreement for the Company (Master Trust). The Master Trust also includes the assets of the Rayovac 401(k) Savings Plan for Hourly Employees (which covers hourly union employees).

(b) Eligibility

Employees are eligible to participate in the Plan on the first day of the month coinciding with or next following the ninetieth day following the date the employee performed his or her first hour of service.

(c) Contributions

Active participants are permitted to make contributions to the Plan in whole percentages up to 50% (in 2001, from 1% to 18%) of their pretax annual compensation, as defined in the Plan document, subject to applicable limits of the Internal Revenue Code (the Code).

The Company is required to make periodic contributions ranging from 3% to 6% of the Participant's compensation, depending on whether the employee is hourly or salaried and the age of salaried employees, as defined in the Plan. Additional amounts may be contributed at the option of the Company's board of directors. There were no additional contributions in 2002 or 2001.

Company contributions to the participant's account are generally limited to the lesser of $40,000 or 100% of the participant's compensation for the Plan year.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant's compensation or account balances, as defined in the Plan document.

(e) Vesting

A participant is fully vested in his or her account balance at all times.

(f) ***Investment Fund Options***

Descriptions of the investment fund options for 2002 and 2001 are as follows:

Stable Value Fund

This fund, which seeks a reasonable level of income together with stability of principal, invests in Key Trust Company EB Managed GIC Funds, which invest primarily in various investment contracts. The fund may also invest a portion of its assets in cash or money market accounts for liquidity purposes only.

Legg Mason Value Trust Fund

This fund seeks long-term growth of capital. The fund invests primarily in equity securities that are undervalued in relation to the long-term earning power or asset value of their issuers. The fund may invest a portion of its assets in long-term debt securities. The fund may also invest a portion of its assets in debt securities rated below investment-grade.

Artisan International Fund

This fund seeks long-term capital growth. The fund ordinarily invests a majority of its assets in equities of foreign issuers; it normally maintains investments in at least three foreign countries. When selecting investments, this fund places equal emphasis on country selection and stock selection; it avoids countries that it believes have overvalued markets and focuses on companies that have dominant or increasing market share in strong industries. The fund may invest in emerging markets.

PIMCO Total Return Fund

This fund, an income oriented mutual fund which also seeks capital appreciation over time, invests in a range of bonds and equities resulting in an intermediate maturity portfolio with a duration between three and six years. Bonds may have variable, fixed, or floating rates of interest. The fund seeks maximum total return consistent with preservation of capital and prudent investment management.

Vanguard Index Trust 500 Portfolio

This fund, a growth and income mutual fund, invests in all 500 stocks in the Standard & Poor's Composite Stock Price Index (the S&P 500 Index), an index which emphasizes large-capitalization companies and is generally considered to be representative of the U.S. stock market, in approximately the same proportions as they are represented in the S&P 500 Index. The fund seeks to replicate the aggregate price and yield performance of the S&P 500 Index. Balances in this fund may also be invested in short-term money market instruments.

Rayovac 401(k) Stock Fund

This fund invests in Rayovac Corporation common stock. The fund may also invest a portion of its assets in cash or money market accounts for liquidity purposes only.

(Continued)

Eclipse Asset Manager Fund

This fund, an asset allocation mutual fund, seeks to maximize total return by investing in domestic and foreign common stocks, fixed-income securities, and money market instruments within specific percentage guidelines.

AIM Small Cap Growth Fund

This fund, a growth mutual fund, invests in a portfolio which in turn invests at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations less than that of the largest company in the Russell 2000 Index. This fund's investment objective is long-term growth of capital.

Janus Mercury Fund

This fund, a growth mutual fund, seeks to achieve long-term growth of capital by investing primarily in common stocks of companies of any size.

MainStay Institutional MAP Equity Fund

This fund, a growth and income mutual fund, seeks long-term appreciation of capital and income earnings through investment in value stocks identified by the fund's advisor.

(g) Payment of Benefits

Upon retirement or termination of employment, the participant's account balance is payable to him or her, or in the event of death, the participant's beneficiary. Participants may be eligible for a hardship withdrawal from their pretax participant account under certain circumstances and with the Plan Administrator's approval.

(h) Transfers from (to) Affiliated Plan

During 2002 and 2001, account balances of those participants with account balances in both the Plan and the Rayovac 401(k) Savings Plan for Hourly Employees were merged into the Plan or Rayovac 401(k) Savings Plan for Hourly Employees dependent on current status.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the assets available for plan benefits and changes in those assets in accordance with accounting principles generally accepted in the United States of America.

(b) Trust Fund Managed by New York Life Trust Company

Under the terms of a trust agreement between the New York Life Trust Company (the Trustee) and the Plan, the Trustee manages a Master Trust on behalf of the Plan.

(c) ***Valuation of Investments and Income Recognition***

The fair value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the Master Trust (based on the fair value of the respective investments, as described in the following paragraph) plus actual contributions and allocated investment income, including unrealized gains and losses, less actual distributions, and allocated administrative expenses.

Investments in shares of mutual funds are stated at quoted net asset values. Investments in shares of Rayovac Corporation common stock are stated at quoted market prices.

Purchases and sales of securities are reflected on a trade-date basis. The Plan reports realized and unrealized gains and losses for financial statement purposes based on revalued cost wherein cost is determined as fair value at the end of the prior plan year, or historical cost if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.

The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of assets available for plan benefits and the statements of changes in assets available for plan benefits.

(d) ***Benefits Paid***

Benefits paid to participants are recorded upon distribution.

(e) ***Administrative Expenses***

Expenses incurred in the administration of the Plan are paid both by the Plan and by the Company. Administrative expenses for 2002 and 2001 were approximately $43,000 and $56,000, respectively. The fees paid by the Company for 2002 and 2001 were approximately $26,000 and $29,000, respectively. The fees paid by the Plan, which consist of investment management fees, were approximately $17,000 and $27,000 for 2002 and 2001, respectively.

(f) ***Plan Amendments***

During 2001, the Plan was amended and restated to incorporate certain legislatively mandated changes collectively known as the GUST Acts.

During 2002, the Plan was amended to accommodate certain changes in the tax laws commonly referred to as EGTRRA.

(g) ***Use of Estimates***

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(h) Participant Loans

Participants may receive loans from their accounts up to the lesser of 50% of the individual participant's vested account balance or $50,000. If the participant has received a loan in the past, however, the $50,000 limit is reduced by the excess highest outstanding loan balance during the preceding 12-month period. Loan terms must not exceed five years, except in the case of loans used for purchase of a primary residence, in which case the loan period must not exceed ten years. Loans are secured by the vested balance in the participant's account and bear interest at the Prime Rate plus 150 basis points. Principal and interest payments are due on a quarterly basis or more often and are reinvested in the investment option(s) selected by the participant.

(3) Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 2, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

(4) Party-in-interest Transactions

All transactions involving the investments administered by the Trustee and investments in Rayovac Corporation common stock and other transactions with the Company or Plan participants are considered party-in-interest transactions.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6) Master Trust Agreement for Rayovac Corporation

A summary of investments in the Master Trust as of December 31, 2002 and 2001, is as follows:

		2002	2001
Assets:			
Investments, at fair value:			
Mutual funds	$	47,344,474	56,752,196
Participant loans, interest rates of Prime plus 150 basis points		434,829	391,456
Rayovac Corporation common stock		2,817,455	3,305,051
Total assets	$	50,596,758	60,448,703

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The changes in assets of the Master Trust during the years ended December 31, 2002 and 2001 are as follows:

		2002	2001
Increases in assets:			
Investment income:			
Net appreciation in fair value of investments:			
Rayovac Corporation common stock	$	—	1,177,805
Total net appreciation in fair value of investments		—	1,177,805
Interest and dividends		451,559	463,255
Total investment income in Master Trust		451,559	1,641,060
Participant contributions		3,658,821	3,777,672
Employer contributions		1,637,697	1,661,935
Rollovers		96,662	166,455
Total increases		5,844,739	7,247,122
Deductions from assets:			
Net depreciation in fair value of investments:			
Mutual funds (including money market)		7,653,769	7,814,306
Rayovac Corporation common stock		568,187	—
Distributions and benefits paid		7,453,888	6,473,211
Administrative expenses		20,840	31,553
Total deductions		15,696,684	14,319,070
Net decrease		(9,851,945)	(7,071,948)
Assets, beginning of year		60,448,703	67,520,651
Assets, end of year	$	50,596,758	60,448,703

As of December 31, 2002 and 2001, the Plan has an allocated share of 94.8% and 95.8%, respectively, of the total Master Trust investments. The Plan has an allocated share of investment (loss) income of 94.7% and 96.3% for 2002 and 2001, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYOVAC 401(K) RETIREMENT
SAVINGS PLAN

BY 

Thom Weiss, Member of Plan
Administrative Committee

June 18, 2003.

MW\990120SRW:SW 06/15/03

EXHIBIT 23.1

Consent of KPMG LLP

The Board of Directors
Rayovac Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-39239) of Rayovac Corporation of our report dated April 21, 2003, with respect to the statements of assets available for plan benefits of the Rayovac 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for plan benefits for the years then ended, which report appears in the December 31, 2002 annual report on Form 11-K of the Rayovac 401(k) Retirement Savings Plan.

KPMG LLP

Milwaukee, Wisconsin
June 27, 2003

EXHIBIT 99

Exhibit 99

CERTIFICATION OF MEMBER OF PLAN ADMINISTRATIVE COMMITTEE PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Rayovac 401(k) Retirement Savings Plan (the "Plan") of Rayovac Corporation (the "Company") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thom Weiss, a Member of the Plan Administrative Committee, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



Name: Thom Weiss
Title: Member of Plan Administrative Committee
Date: June 24, 2003

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.